Exhibit 99.2

Obseva Announces That Nolasiban Implant 4 Study Did Not Meet Primary

Endpoint

Company to Discontinue Current Nolasiban IVF Program

Geneva, Switzerland and Boston, MA – November 7, 2019 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced that the Phase 3 clinical trial results from its European confirmatory study of nolasiban (IMPLANT 4) in women undergoing embryo transfer (ET) following in-vitro fertilization (IVF) did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). Nolasiban was well tolerated. All subjects will continue to be followed up to delivery and infant development will be assessed up to 6 months.

IMPLANT4 is a randomized, double blind, placebo controlled clinical trial that included 807 patients from more than 40 fertility clinics across nine European countries. Women undergoing a Day 5 transfer of a single, fresh embryo were randomized to receive either a single 900 mg dose of nolasiban or placebo (1:1) 4 hours prior to ET. The primary endpoint of the trial was ongoing pregnancy as determined by ultrasound at 10 weeks following ET.

“We are extremely disappointed with these unexpected results, not in the least for the millions of women hoping to have a baby through IVF. I would like to acknowledge the excellent execution of the study by our employees, and to thank our investigators as well as the women who participated in our trials,” said Ernest Loumaye, MD, PhD, OB/GYN, CEO and Co-Founder of ObsEva. “Based on these results, we have decided to discontinue the current nolasiban IVF program and will explore potential repositioning of the product candidate. We remain more committed than ever to developing our innovative pipeline of late-stage products aimed at unmet needs in uterine fibroids, endometriosis and preterm labor and will focus our resources on these programs immediately.”

Conference Call

ObsEva will host a conference call and audio webcast today beginning at 8:00 a.m. Eastern Time/2:00 p.m. Central European Time to discuss IMPLANT 4 trial results and third quarter financial results. Investors may participate by dialing (844) 419-1772 for U.S. callers or +1 (213) 660-0921 for international callers and referring to conference ID 9273485. A live or archived webcast of the conference call can be accessed under the “Investors” section of ObsEva’s website www.obseva.com.

About Nolasiban

Nolasiban (previously known as OBE001), is an oral oxytocin receptor antagonist which was licensed from Merck KGaA, Darmstadt, Germany, in 2013. ObsEva retains worldwide, exclusive, commercial rights.

About linzagolix

Linzagolix (previously known as OBE2109) is a novel, orally administered GnRH receptor antagonist with a potentially best-in-class profile in late-stage clinical development for the treatment of heavy menstrual bleeding associated with uterine fibroids and pain associated with endometriosis. ObsEva licensed linzagolix from Kissei in late 2015 and retains worldwide commercial rights, excluding Asia, for linzagolix.

About OBE022

ObsEva is developing OBE022, a potential first-in-class, once daily, oral and selective prostaglandin F2alpha receptor antagonist for the treatment of preterm labor. OBE022 was licensed from Merck KGaA, Darmstadt, Germany, in 2015. ObsEva retains worldwide, exclusive, commercial rights.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential to reposition nolasiban. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development and related regulatory reviews and approvals, including the risk that the results of earlier clinical trials may not be predictive of the results of later-stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at

http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4047 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

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